[LETTERHEAD OF VALUECLICK, INC.]

September 20, 2005

VIA EDGAR AND FEDERAL EXPRESS
(202) 772-9205

U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: Daniel Zimmerman

  Re:
  ValueClick, Inc.
  Registration Statement on Form S-4 (Registration No. 333-127804)

Ladies and Gentlemen:

        In connection with the registration of up to 17,386,493 shares of common stock of ValueClick, Inc. (the "Company") pursuant to the above-referenced Registration Statement, the Company respectfully requests the acceleration of the effectiveness of such Registration Statement to Thursday, September 22, 2005, at 4:30 p.m. eastern standard time, or as soon thereafter as possible.

        As requested by the U.S. Securities and Exchange Commission, the Company hereby confirms the following:

  (1)
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  (2)
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  (3)
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
ValueClick, Inc.
By:	/s/ SCOTT BARLOW Scott Barlow, General Counsel